[Exhibit 17.1 - Eric R. Boyer's Resignation Letter]


                                 [Premier Logo]




                                  May 27, 2005





The Board of Directors
Premier Development and Investment, Inc.
7475 Skillman, Suite C-102
Dallas, TX  75231
                                   Re: Resignation

Dear Fellow Board Member:

I hereby tender my resignation effective immediately as President and Chief Executive Officer and my seat on the Board of Directors of the Company, as well as any additional officer or director positions I have on any subsidiary or affiliated companies and partnerships. I request that you accept this resignation request thereby making it effective immediately.

I would like to thank the other Board members and officers of the Company, as well as its shareholders, for their support during my tenure. I enjoyed working with each and every one of you on the many challenges we faced bringing the Company from a development stage idea into an operational entity.

Unfortunately other business interests have recently prevented me from devoting the time necessary to effectively carry out my duties to the Company and its shareholders. Furthermore, as a result of these other growing business interests, I do not foresee having the time necessary to properly execute the duties required of me.

In light of my sudden departure and the hardships it may present to the remaining Board member and officer of the Company, I am hereby returning for cancellation all but one share of my beneficially owned shares of the Company which presently aggregate 1,500,050.

I wish for nothing but the continued success of the Company and for everyone who has helped it get to its present stage of development.

                                       Very truly yours,


                                       /s/ Eric R. Boyer
                                       Eric R. Boyer